SUMMARY ANNUAL REPORT

04

Bank of Hawaii Corporation

# The Momentum Continues



Bank of Hawaii
Corporation

## Financial Summary

BANK OF HAWAII CORPORATION AND SUBSIDIARIES

(Dollars in thousands except per share amounts)

| FOR THE YEAR ENDED DECEMBER 31 | 2004 | 2003 |
|---|---|---|
| EARNINGS HIGHLIGHTS AND PERFORMANCE RATIOS | | |
| Net Income | $ 173,339 | $ 135,195 |
| Basic Earnings Per Share | 3.26 | 2.32 |
| Diluted Earnings Per Share | 3.08 | 2.21 |
| Cash Dividends | 66,326 | 50,589 |
| Net Income to Average Total Assets (ROA) | 1.78% | 1.44% |
| Net Income to Average Shareholders' Equity (ROE) | 22.78% | 15.02% |
| Net Interest Margin | 4.32% | 4.23% |
| Efficiency Ratio | 56.14% | 63.38% |
| Efficiency Ratio excluding System Replacement Costs | 56.14% | 59.51% |

| AS OF DECEMBER 31 | 2004 | 2003 |
|---|---|---|
| STATEMENT OF CONDITION HIGHLIGHTS AND PERFORMANCE RATIOS | | |
| Total Assets | $ 9,766,191 | $ 9,461,647 |
| Net Loans | 5,880,134 | 5,628,095 |
| Total Deposits | 7,564,667 | 7,332,779 |
| Total Shareholders' Equity | 814,834 | 793,132 |
| Book Value Per Common Share | $ 14.83 | $ 14.44 |
| Allowance / Loans and Leases Outstanding | 1.78% | 2.24% |
| Shareholders' Equity / Total Assets | 8.34% | 8.38% |
| Employees (FTE) | 2,623 | 2,702 |
| Branches and Offices | 87 | 89 |
| Market Price Per Share of Common Stock for the Year Ended December 31 | | |
| Closing | $ 50.74 | $ 42.20 |
| High | $ 51.10 | $ 42.99 |
| Low | $ 40.97 | $ 29.25 |

| FOR THE QUARTER ENDED DECEMBER 31 | 2004 | 2003 |
|---|---|---|
| EARNINGS HIGHLIGHTS AND PERFORMANCE RATIOS | | |
| Net Income | $ 46,241 | $ 38,673 |
| Basic Earnings Per Share | 0.86 | 0.70 |
| Diluted Earnings Per Share | 0.82 | 0.66 |
| Cash Dividends | 18,200 | 16,770 |
| Net Income to Average Total Assets (ROA) | 1.89% | 1.66% |
| Net Income to Average Shareholders' Equity (ROE) | 23.63% | 18.59% |
| Net Interest Margin [1] | 4.40% | 4.35% |
| Efficiency Ratio [2] | 55.37% | 58.41% |

[1] The net interest margin is defined as net income, on a fully-taxable equivalent basis, as a percentage of average earning assets.

[2] The efficiency ratio is defined as non-interest expense divided by total revenue (net interest income and non-interest income).

### On The Cover:

Bank of Hawaii reported another year of solid performance in 2004, accomplishing the key objectives of the first year of our 2004-2006 plan. As we continue to move forward in executing our plan, we remain focused on maximizing shareholder value, growing our businesses and building value for our customers.

## 2004 Relative Price Performance

**OUR VISION** Exceptional people building exceptional value for our customers, our island communities, our shareholders and each other.

$125
$120
$115
$110
$105
$100
$95
$90

BOH | S&P 500 | S&P BANKING INDEX

JAN - DEC 2004

In 2004, Bank of Hawaii Corporation's share price out-performed the S&P 500 and S&P Banking Index.






ALLAN R. LANDON
Chairman of the Board,
Chief Executive Officer

DEAR FELLOW SHAREHOLDERS,

Bank of Hawaii reported a solid performance for 2004, accomplishing the key objectives for the first year of our 2004-2006 plan. Our bank accelerated revenues, which increased 5.5 percent over 2003, and experienced growth in loans and deposits. We made progress in the integration of our businesses and continued the development of our management team as we transitioned several senior management jobs. We also improved our efficiency to 56.14 percent and strengthened our risk and capital management.

Using the share price as a report card, 2004 was a good year. Our stock price hit a new all-time high on December 30 when the price closed at $50.95. We ended the year at $50.74, a 20 percent increase from $42.20 at the start of 2004. Comparatively, bank stocks as a whole increased approximately 11 percent and the S&P Index increased nine percent.

We showed solid progress on key financial metrics:

| FULL YEAR 2004 | AMOUNT | IMPROVEMENT FROM 2003 |
|---|---|---|
| Net Income | $173.3 Million | Up 28.2 Percent |
| Diluted Earnings Per Share | $3.08 | Up 39.4 Percent |
| Efficiency Ratio (Non-interest expense, excluding 2003 system replacement costs, divided by total revenue) | 56.14 Percent | Down from 59.51 Percent |
| Return on Equity | 22.8 Percent | Up from 15.0 Percent |
| Operating Leverage (Percentage change in income before provision and taxes. Calculation excludes 2002 and 2003 system replacement costs and 2002 restructuring expenses.) | 14.25 Percent | Up from 6.20 Percent |

OTHER 2004 HIGHLIGHTS:

- Bank of Hawaii was named the U.S. Small Business Administration's "Lender of the Year" in Hawaii for the second year in a row. We made 61 percent more SBA loans than our closest competitor and approximately 40 percent of all SBA loans made by Hawaii banks. Furthermore, we have made more SBA loans than any other bank in Hawaii for 13 of the past 15 years.
- Our strategy of having an entire division dedicated to meeting the needs of small businesses has led to significant growth in new customer relationships and double-digit loan growth in the past three years.

- An independent governance research and ratings agency, Governance Metrics International (GMI), ranked our bank in the top 20 percent among 2,600 companies reviewed for their corporate governance profiles. GMI determines its ranking by using set criteria to evaluate public companies on various governance issues.
- We continued progress with our share repurchase program. In 2004, 5.1 million shares were repurchased at an average share cost of $45.44. Nearly $1.1 billion has been returned to shareholders since 2001 when the program was initiated.
- In the fourth quarter of 2004, our Board of Directors approved the increase of the quarterly dividend by 10 percent to $0.33.

We showed solid progress on key financial metrics.

## MANAGEMENT

We have several changes in the duties of our Managing Committee. Rick Keene was promoted to Vice Chairman and Chief Financial Officer. He previously served as Controller. Peter Ho, formerly Executive Vice President of the Hawaii Commercial Group, was promoted to Vice Chairman of the Investment Services Group.

Vice Chairman Donna Tanoue, formerly head of the Investment Services Group, took on the new role of Vice Chairman & Chief Administrative Officer for Corporate and Regulatory Administration. Prior to joining the bank in 2002, she was chairman of the Federal Deposit Insurance Corporation (FDIC). Neal Hocklander expanded his duties as Vice Chairman of Human Resources to include Technology and Operations.

## ECONOMY

Hawaii's economic strength was evident in a number of sectors including real estate, construction and tourism. Nominal personal income grew approximately six percent, unemployment was low and inflation was slightly above three percent. Barring any unforeseen geopolitical shocks, Hawaii's economy should continue to be positive in 2005.







## THE YEAR AHEAD

Several areas will continue to receive our focus, including:

- Enhancing our ability to provide exceptional customer service. Our ratings for customer satisfaction were improved in 2004, but we can do better.
- Continuing to improve efficiency.
- Striving to lead in the area of compliance. We will continue to pay strict attention to process, controls and documentation.
- Developing our employees. As a strong and respected organization we want to continue to attract and advance exceptional people. I encourage our people with a straightforward phrase: *Perform well and repeat regularly.*

I encourage our people with a straightforward phrase: Perform well and repeat regularly.

## CONCLUSION

It is an honor and privilege to have been named Bank of Hawaii's Chairman and CEO and to succeed Mike O'Neill in 2004. Mike provided outstanding leadership during challenging times. He deserves immense credit for overseeing the development and execution of a plan that set Bank of Hawaii on the right course. Mike was an advocate for the shareholder. I share that commitment to our investors. Our Governing Objective: "To maximize shareholder value" continues.

I am grateful for the support and encouragement I received as we transitioned leadership this past year. Our Board of Directors, Managing Committee and employees throughout the bank put forth a tremendous effort to ensure we didn't miss a beat.

We are looking forward to an exciting year ahead. Thank you for your continued confidence in Bank of Hawaii.

Al Landon

ALLAN R. LANDON
Chairman of the Board,
Chief Executive Officer

# The Momentum Continues As We Build Value For Our Customers

Bank of Hawaii remains steadfastly focused on building value for our customers. We're committed to doing all we can to deliver exceptional service and enhance customer satisfaction. Our approach centers on developing long-term banking relationships, based on offering quality products and services that meet our customers' full range of financial needs. Our business units work closely with one another to ensure we not only meet clients' current needs but also help them plan for their future needs.

We know from customer satisfaction surveys that we continue to make progress in enhancing customer service. At the same time, we recognize there are many financial services providers from which customers can choose. Our goal is to take customer service to the next level to further differentiate ourselves. From what our customers are telling us, we're well on our way.



KAMIKA SMITH, General Manager, Smith's Motor Boat Service, Inc.

At the helm of Smith's Motor Boat Service, Inc. (l-r): Kamika Smith, general manager; Emily Smith, chairman; and Walter "Freckles" Smith, president

*"The transition of our family business to the 3rd and 4th generations has presented us with a multitude of opportunities. Bank of Hawaii has been there to continually provide us with the programs that not only help us focus on our immediate needs but, more importantly, offer us the direction for future success. The bank continues to be a part of our family."*

## DELIVERING VALUE FOR OUR CUSTOMERS

We continue to demonstrate our commitment to building value for our customers through a number of tangible initiatives, including our:

-*"Ask Al"* - This popular program encourages customers to share questions, comments, suggestions and compliments about our products and services. "Ask Al" is available to our customers throughout the State of Hawaii and recently was extended to the Pacific Islands Division.

-*Service guarantees* - Our Rapid Response Guarantee and Stand By You Guarantee reinforce employee accountability for returning customers' phone calls, improve follow-up, and ensure clients' concerns are addressed in a timely manner.

-*Extensive internal training* - The principles of "Excellence in Sales/ Service" emphasize best practices in delivering outstanding customer service.

-*Customer satisfaction surveys* - We continue to measurably improve our service levels as evidenced by the results of quarterly surveys. Last year we extended the surveys to our Pacific Islands Division and, similar to Hawaii, the results show positive progress.

Our approach centers on developing long-term banking relationships with our customers.

-*Branch renovations* - In 2004, we remodeled three Hawaii branches in Kailua, Lihue and Wailuku, as part of our ongoing efforts to enhance customer convenience and maximize space efficiency. In Guam, we renovated our Harmon branch after the facility had been closed due to damage sustained during Supertyphoon Pongsona.

-*ATM upgrades* - We will upgrade our entire network of more than 500 ATMs in 2005 and early 2006 to improve features and overall functionality for our clients and meet new information protection and ADA requirements.

## DOING THINGS BETTER

Under our three-year plan, we continue to focus on improving our processes to enhance customer service and satisfaction. For example, our Consumer Lending Division has reduced, by more than 25 percent, the time it takes for customers to obtain a home equity line of credit. The process from application to closing can often be completed in less than a week, and we continue to look for ways to further reduce our processing time.





Serving Businesses is Our Business



*"Gentry Homes and the Bank of Hawaii have had a long-term relationship, with the bank providing the leadership on our credit needs for the past decade. Their commercial real estate division has given us excellent service in providing the necessary funding for both our site and home construction. We look forward to working with Bank of Hawaii in the future to continue our mission of 'People building quality homes and communities for a better Hawaii.'"*

ROBERT W. BRANT, President & CEO,
Gentry Homes, Ltd.

Our Dealer Indirect Lending Department has implemented an online system which allows auto dealers to submit customers' loan applications to the bank via the internet. The end result: quicker auto loan approvals in as little as 30 seconds. These improvements, along with seven-day-a-week service for auto dealers, translate to exceptional value for our customers.

Our Mortgage Banking Division has also significantly reduced loan closure times by streamlining its processes. We now guarantee a 30-day close on purchase loans – from application to funding. Quicker closings, extensive staff training, competitive offerings, and local decision making, underwriting and servicing have contributed to high customer satisfaction scores in post-closing surveys of borrowers and a doubling of client referrals from Realtors® in 2004.

We understand the financial needs of small and mid-sized companies as well as large corporations.

Our Call Center continues to improve its service to customers over the phone as evidenced by the results of our ongoing "mystery-shopper" program and other quality monitors. In addition, the center continues to add technologies that benefit our customers, including offering voice-activated directory assistance.

In 2004, we upgraded Bankoh Business Connections (BBC), our online cash management system for large to mid-size business clients, with more user-friendly, web-based technology. Clients can now obtain real-time account information and perform more functions directly, such as setting up authorized users and transferring wire payments. BBC is linked to our funds transfer system, so customers can have their same-day wire transfers confirmed by the Federal Reserve within a few minutes.

Efforts like these allow us to build value for our customers while generating positive results for the bank.

## GETTING DOWN TO BUSINESS

Serving businesses is our business. We understand the financial needs of small and mid-sized companies as well as large corporations, and specialize in offering services and advice to help them grow and prosper.



PATRICIA TAM, Vice President,
Halekulani Corporation

*"Our employees are our greatest asset and the heartbeat of both Halekulani and the Waikiki Parc Hotel. Our retirement savings plan enables us to invest in our employees' future, as well as retain and attract exceptional employees. Bank of Hawaii's Retirement Plan Services understands our needs and continually exceeds our expectations.*

*The Hotels and Resorts of Halekulani maintains its tradition of offering impeccable service, and Bank of Hawaii provides us the same with a knowledgeable and supportive team and a product that is second to none."*

## SERVING SMALL BUSINESSES

Small businesses are very important to us, and the bank's commitment to this market is evidenced by our strategy of dedicating an entire division of more than 70 business banking officers and managers to meet the needs of small businesses. We also offer Business Banking Centers statewide and a Business Banking Service Center manned by teleservice representatives trained to assist small business clients.

For the second year in a row, we earned top honors as the U.S. Small Business Administration's Lender of the Year for the State of Hawaii. SBA loans generated for Guam and American Samoa also contributed to our first-place finish. Recently, the bank became a new provider of SBA "CommunityExpress" loans designed for small businesses in underserved communities throughout the state.

For the second year in a row, we earned top honors as the Small Business Administration's Lender of the Year for the State of Hawaii.

As a value-added service, our Business Banking Division has partnered with Bank of Hawaii Insurance Services, Inc. to provide human resource products and services at preferred group rates – offering customers an additional competitive edge in hiring and retaining the best employees.

## SOLUTIONS FOR LARGER COMPANIES

Our Commercial Banking Group continues to develop and build relationships with mid-sized companies and large corporations by offering sophisticated capital-raising solutions and advice. Its divisions work closely with other business segments to meet clients' needs. For example, the Commercial Real Estate Loan Division – which offers traditional real estate/construction financing augmented by the group's range of corporate banking services – works with Bank of Hawaii Private Client Services to assist real estate developers in formulating and carrying out their personal long-term financial plans. The division also works with Mortgage Banking to help developers pre-qualify individual buyers of their units and provide them with long-term mortgage financing.

In addition, the Commercial Banking Group's Corporate Banking Division works with the bank's Retirement Plan Services to assist large corporate clients with their retirement plans and other employee benefits that help attract and retain quality employees.









Bank of Hawaii Chairman and CEO Allan Landon gets a quick computer tip from 2nd Century Scholars Desmond Magana and Marisa Seril (seated). Seril, who earned a BA in psychology with honors from Hawaii Pacific University, is the first Scholar to finish the Bank of Hawaii scholarship program.

## AT YOUR SERVICE

For their personal financial needs, many affluent individuals and family businesses rely on the tailored, comprehensive wealth management services of Bank of Hawaii Private Client Services. These services include financial planning, personal investment management, private banking and personal trust. Our experienced Private Client Services teams maintain close, long-term relationships with our affluent clients and their families and assist them in customizing plans that grow, preserve and transfer wealth in a tax-efficient manner. As knowledgeable, trusted advisors, they work closely with other areas of the bank to ensure that clients with complex financial needs are well cared for.

We are proud of our 2nd Century Scholars' hard work and determination to succeed.

## SUPPORTING OUR ISLAND COMMUNITIES

Bank of Hawaii is committed to supporting nonprofit organizations that are improving the quality of life, health and well-being of the communities we serve.

Education remains a key area of focus, and a major example of this is our $5 million Bank of Hawaii 2nd Century Scholars Program. Established in 1997 in honor of our 100th anniversary, this one-time, eight-year initiative has made it possible for nearly 100 Hawaii students from low- and moderate-income families to successfully complete high school and attend a four-year accredited college. While in high school, the Scholars received mentoring, leadership training and college preparatory assistance. They also participated in a variety of community service activities during high school and college. Each Scholar was eligible to receive up to $10,000 a year for four years while enrolled in college. These talented future leaders will graduate in 2005 when the program concludes. The majority of the students will become the first in their families to earn a college degree.



*"We're proud of the hard work and determination to succeed that all of our 2nd Century Scholars have demonstrated. Their academic accomplishments and commitment to community service have created a solid foundation for future leadership – making this initiative truly an investment in tomorrow's leaders. All of us at Bank of Hawaii extend our congratulations to each of our Scholars who will be receiving their hard-earned college degrees."*

**ALLAN R. LANDON, Chairman & CEO - Bank of Hawaii**

The bank remains a leader in serving the nonprofit market and is the only financial institution in Hawaii that offers a program to meet this sector's financial services needs. In addition to providing banking services, we offer capacity-building seminars to our nonprofit clients and partner with the Hawaii Community Services Council on financial management workshops for nonprofits statewide.

We are proud to continue our longstanding commitment to building value for our island communities.

Last year, our charitable foundation contributed grants totaling $1.5 million – more than 30 percent of which supported nonprofits that serve low- to moderate-income people. The bank maintains an "Outstanding" rating from the Federal Reserve Bank for our Community Reinvestment Act (CRA) activities. One example of our CRA involvement is our support of the Hawaii HomeOwnership Center. Our employees serve on the board, assist with fundraising, teach homebuyer education and help people become "mortgage ready."

We continue to be a strong supporter of the United Way Agencies in the State of Hawaii. The bank's combined corporate and employee donations for the 2004 Aloha United Way (Oahu) and neighbor island United Way fundraising campaigns exceeded $900,000.

Our charitable giving also takes the form of emergency humanitarian aid. In 2004, the bank donated $60,000 to the American Red Cross for various disaster relief efforts in American Samoa, Saipan and Yap. Our employees also answered the call by contributing emergency supplies to help affected colleagues and their families.

Bank of Hawaii continues to demonstrate strong support for our nation's Armed Forces. Last year, we contributed $10,000 to the USS Missouri Memorial Association and $10,000 for the commissioning ceremonies of the naval warship USS Chung-Hoon. We also donated the first $50,000 of a $150,000 long-term grant for the building of the Pacific Aviation Museum in Honolulu. In addition, we remain one of two annual corporate sponsors of Hawaii Military Appreciation Month.

Through efforts like these, we are proud to continue our longstanding commitment to building value for our island communities.

## Managing Committee

Bank of Hawaii Corporation/Bank of Hawaii (As of December 31, 2004)



Managing Committee (Left to right): Peter S. Ho, David W. Thomas, Alton T. Kuioka, Scott E. Miller, Allan R. Landon, William C. Nelson, Donna A. Tanoue, Richard C. Keene, Neal C. Hocklander.

### Managing Committee

**Allan R. Landon**
Chairman of the Board, Chief Executive Officer and President

**Alton T. Kuioka**
Vice Chairman
Commercial Banking

**David W. Thomas**
Vice Chairman
Retail Banking

**Peter S. Ho**
Vice Chairman
Investment Services Group

**Donna A. Tanoue**
Vice Chairman and Chief Administrative Officer

**Richard C. Keene**
Vice Chairman and Chief Financial Officer

**Neal C. Hocklander**
Vice Chairman
Information, Operations and Human Services

**William C. Nelson**
Vice Chairman and Chief Risk Officer

**Scott E. Miller** *
Group Executive Vice President
Wholesale Credit & Commercial Insurance

* Retired from Bank of Hawaii effective 12/31/04.

## Consolidated Statements of Income

Bank of Hawaii Corporation and Subsidiaries

(dollars in thousands except per share amounts)

| YEAR ENDED DECEMBER 31 | 2004 | 2003 | 2002 |
|---|---|---|---|
| **INTEREST INCOME** | | | |
| Interest and Fees on Loans and Leases | $ 327,953 | $ 334,793 | $ 366,366 |
| Income on Investment Securities - Available for Sale | 93,528 | 77,793 | 104,261 |
| Income on Investment Securities - Held to Maturity | 26,204 | 18,956 | 16,774 |
| Deposits | 3,480 | 4,816 | 20,020 |
| Funds Sold | 1,058 | 1,919 | 3,503 |
| Other | 2,791 | 4,244 | 5,614 |
| Total Interest Income | 455,014 | 442,521 | 516,538 |
| **INTEREST EXPENSE** | | | |
| Deposits | 36,743 | 47,473 | 84,348 |
| Securities Sold Under Agreements to Repurchase | 9,353 | 7,939 | 30,173 |
| Funds Purchased | 1,815 | 944 | 1,030 |
| Short-Term Borrowings | 82 | 92 | 1,489 |
| Long-Term Debt | 16,431 | 20,131 | 29,267 |
| Total Interest Expense | 64,424 | 76,579 | 146,307 |
| Net Interest Income | 390,590 | 365,942 | 370,231 |
| Provision for Loan and Lease Losses | (10,000) | - | 11,616 |
| Net Interest Income After Provision for Loan and Lease Losses | 400,590 | 365,942 | 358,615 |
| **NON-INTEREST INCOME** | | | |
| Trust and Asset Management | 53,465 | 50,996 | 55,733 |
| Mortgage Banking | 8,012 | 15,556 | 18,866 |
| Service Charges on Deposit Accounts | 39,117 | 35,938 | 32,617 |
| Fees, Exchange, and Other Service Charges | 54,907 | 56,221 | 51,594 |
| Investment Securities Gains (Losses) | (794) | 1,789 | 615 |
| Insurance | 19,241 | 19,145 | 17,710 |
| Other | 31,146 | 19,075 | 21,200 |
| Total Non-Interest Income | 205,094 | 198,720 | 198,335 |
| **NON-INTEREST EXPENSE** | | | |
| Salaries and Benefits | 184,299 | 186,280 | 186,563 |
| Net Occupancy Expense | 38,347 | 38,980 | 39,149 |
| Net Equipment Expense | 23,926 | 33,652 | 41,253 |
| Restructuring and Other Related Costs | - | - | 2,364 |
| Information Technology Systems Replacement Project | - | 21,871 | 13,628 |
| Other | 87,868 | 77,092 | 86,292 |
| Total Non-Interest Expense | 334,440 | 357,875 | 369,249 |
| Income Before Income Taxes | 271,244 | 206,787 | 187,701 |
| Provision for Income Taxes | 97,905 | 71,592 | 66,521 |
| **NET INCOME** | $ 173,339 | $ 135,195 | $ 121,180 |
| Basic Earnings Per Share | $ 3.26 | $ 2.32 | $ 1.75 |
| Diluted Earnings Per Share | $ 3.08 | $ 2.21 | $ 1.70 |
| Dividends Declared Per Share | $ 1.23 | $ 0.87 | $ 0.73 |
| Basic Weighted Average Shares | 53,232,815 | 58,338,566 | 69,385,745 |
| Diluted Weighted Average Shares | 56,241,044 | 61,085,567 | 71,447,333 |

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 *for the Consolidated Financial Statements, including* Report of Independent Registered Public Accounting Firm thereon.

# Consolidated Statements of Condition

Bank of Hawaii Corporation and Subsidiaries

(dollars in thousands)

| DECEMBER 31 | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Interest-Bearing Deposits | $ 4,592 | $ 154,735 |
| Investment Securities - Available for Sale | 2,483,719 | 1,991,116 |
| Investment Securities - Held to Maturity (Market Value of $585,836 and $720,699) | 589,908 | 727,233 |
| Funds Sold | 21,000 | - |
| Loans Held for Sale | 17,642 | 9,211 |
| Loans and Leases | 5,986,930 | 5,757,175 |
| Allowance for Loan and Lease Losses | (106,796) | (129,080) |
| Net Loans | 5,880,134 | 5,628,095 |
| Total Earning Assets | 8,996,995 | 8,510,390 |
| Cash and Non-Interest-Bearing Deposits | 225,359 | 363,495 |
| Premises and Equipment | 146,095 | 160,005 |
| Customers' Acceptance Liability | 1,406 | 1,707 |
| Accrued Interest Receivable | 36,044 | 32,672 |
| Foreclosed Real Estate | 191 | 4,377 |
| Mortgage Servicing Rights | 18,769 | 22,178 |
| Goodwill | 36,216 | 36,216 |
| Other Assets | 305,116 | 330,607 |
| TOTAL ASSETS | $ 9,766,191 | $ 9,461,647 |
| **LIABILITIES** | | |
| Deposits | | |
| Non-Interest-Bearing Demand | $ 1,977,703 | $ 1,933,928 |
| Interest-Bearing Demand | 1,536,323 | 1,356,330 |
| Savings | 2,960,351 | 2,833,379 |
| Time | 1,090,290 | 1,209,142 |
| Total Deposits | 7,564,667 | 7,332,779 |
| Securities Sold Under Agreements to Repurchase | 568,981 | 472,757 |
| Funds Purchased | 149,635 | 109,090 |
| Short-Term Borrowings | 15,000 | 12,690 |
| Banker's Acceptances Outstanding | 1,406 | 1,707 |
| Retirement Benefits Payable | 65,708 | 61,841 |
| Accrued Interest Payable | 7,021 | 7,483 |
| Taxes Payable and Deferred Taxes | 229,928 | 207,101 |
| Other Liabilities | 96,373 | 138,999 |
| Long-Term Debt | 252,638 | 324,068 |
| TOTAL LIABILITIES | 8,951,357 | 8,668,515 |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock ($.01 par value); authorized 500,000,000 shares; issued / outstanding: Dec. 2004 - 81,711,752 / 54,960,857, Dec. 2003 - 81,647,729 / 54,928,480 | 813 | 807 |
| Capital Surplus | 450,998 | 391,701 |
| Accumulated Other Comprehensive Income (Loss) | (12,917) | (5,711) |
| Retained Earnings | 1,282,425 | 1,199,077 |
| Deferred Stock Grants | (8,433) | (8,309) |
| Treasury Stock, at Cost (Shares: December 2004 - 26,750,895, December 2003 - 26,719,249) | (898,052) | (784,433) |
| TOTAL SHAREHOLDERS' EQUITY | 814,834 | 793,132 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 9,766,191 | $ 9,461,647 |

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm thereon.





# Board of Directors

Bank of Hawaii (As of December 31, 2004)



Board of Directors–Bank of Hawaii (Left to right): Robert W. Wo, Jr., David W. Thomas, Mary G. F. Bitterman, David A. Heenan, S. Haunani Apoliona, William C. Nelson, Donna A. Tanoue, Martin A. Stein, Clinton R. Churchill, Allan R. Landon, Donald M. Takaki, Alton T. Kuioka, Robert A. Huret, Michael J. Chun, Barbara J. Tanabe, Peter D. Baldwin.

## Bank of Hawaii Board of Directors

**S. Haunani Apoliona ***
Chairman and Trustee
Office of Hawaiian Affairs

**Peter D. Baldwin ***
Owner
Piiholo Ranch, LLC

**Mary G. F. Bitterman ***
President and Trustee
The Bernard Osher Foundation

**Michael J. Chun ***
President and Headmaster
Kamehameha Schools

**Clinton R. Churchill ***
Trustee
The Estate of James Campbell

**David A. Heenan ***
Trustee
The Estate of James Campbell

**Robert A. Huret ***
Managing Member
Financial Technology Management

**Alton T. Kuioka**
Vice Chairman, Commercial Banking
Bank of Hawaii Corporation and Bank of Hawaii

**Allan R. Landon ***
Chairman, Chief Executive Officer and President
Bank of Hawaii Corporation and Bank of Hawaii

**William C. Nelson**
Vice Chairman and Chief Risk Officer
Bank of Hawaii Corporation and Bank of Hawaii

**Martin A. Stein ***
Chief Executive Officer and President
Sonoma Mountain Ventures, LLC

**Donald M. Takaki ***
Chairman and CEO
Island Movers, Inc.

**Barbara J. Tanabe ***
*Principal*
Ho'akea Communications

**Donna A. Tanoue**
Vice Chairman & Chief Administrative Officer
Bank of Hawaii Corporation and Bank of Hawaii

**David W. Thomas**
Vice Chairman, Retail Banking
Bank of Hawaii Corporation and Bank of Hawaii

**Robert W. Wo, Jr. ***
President and Director
C.S. Wo & Sons, Ltd.

* Bank of Hawaii Corporation Board of Directors

# Shareholder Information

### Corporate Headquarters

Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

### Annual Meeting

The annual meeting of shareholders will be held on Friday, April 29, 2005 at 8:30 a.m. at the Bank of Hawaii Main Office, 6th Flr., 111 South King Street, Honolulu, Hawaii.

### Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place, New York, NY 10004

### Common Stock Listing
### NYSE: BOH

The common stock of Bank of Hawaii Corporation is traded on the New York Stock Exchange under the ticker symbol BOH and is quoted daily in leading financial publications as "Bank of Hawaii."

### Dividend Reinvestment and Stock Purchase Plan (DRP)

Bank of Hawaii Corporation's Dividend Reinvestment and Stock Purchase Plan (DRP) allows existing shareholders to purchase common shares of the company's stock by either reinvesting their stock dividends or by optional cash payments.

- Individuals must possess at least one share of the company's stock to participate in the DRP.
- Shares are purchased on the 10th business day of each month based on the average of five trading days ending on the day of purchase.
- Minimum payment for purchase of shares is $25 and the maximum is $5,000 per calendar quarter.
- There are no fees for purchasing shares or for the safekeeping of stock certificates. Fees are assessed on the sale of shares in the DRP.

Detailed information about Bank of Hawaii Corporation's DRP can be found online at www.boh.com or by calling Continental Stock Transfer & Trust Company at 1-800-509-5586.

### Inquiries

Shareholders with questions about stock transfer services, share holdings or dividend reinvestment may contact Continental Stock Transfer & Trust Company at 1-800-509-5586 between 8:30 a.m. and 5:30 p.m. Eastern Standard Time.

### Investors and Analysts Seeking Financial Information

Contact:
Cindy Wyrick
Senior Vice President, Investor Relations
Phone: 1-808-537-8430

For general inquiries:
Phone: 1-888-643-3888

### www.boh.com

Information about Bank of Hawaii Corporation and Bank of Hawaii, as well as economic information on the markets we serve, can be found online at www.boh.com.

At the Company's Investor Relations site, investors can access Bank of Hawaii Corporation's stock quotes, historical stock charts, financial media releases, SEC filings, corporate governance information and more. The e-mail alert listing enables those interested to be notified when announcements about Bank of Hawaii Corporation are released.




## Bank of Hawaii Locations


Commonwealth of
Northern Mariana
Islands/Saipan
Guam
Republic of Palau
Kauai
Niihau
Oahu
Molokai
Maui
Lanai
Kahoolawe
Hawaii
STATE OF HAWAII
P A C I F I C O C E A N
American Samoa

Map not shown to scale

### BANK OF HAWAII BRANCHES & ATMS

(as of December 31, 2004)

| | Branches & In-Store Branches | ATMs |
|---|---|---|
| STATE OF HAWAII | 74 | 449 |
| Island of Oahu | 42 | 332 |
| Island of Hawaii | 12 | 48 |
| Island of Maui | 12 | 35 |
| Island of Kauai | 6 | 32 |
| Island of Lanai | 1 | 1 |
| Island of Molokai | 1 | 1 |
| AMERICAN SAMOA | 3 | 6 |
| WEST PACIFIC | 9 | 45 |
| Commonwealth of Northern Mariana Islands/Saipan | 2 | 11 |
| Guam | 6 | 32 |
| Palau | 1 | 2 |
| GRAND TOTAL | 86 | 500 |

### FACTS ABOUT HAWAII

- Businesses: 95.0 percent have fewer than 50 employees, and 59.0 percent have fewer than five. [1]
- Hawaii gross state product (GSP) in 2003: $47.1 billion. Estimated 2004 Hawaii GSP: $50.5 billion. [2]
- Largest shares of gross product: tourism (23.0 percent), government (23.0 percent) including federal military (7.5 percent). [3]
- Fastest growing industries since 1998 (NAICS definitions) in terms of compound annual growth rates in GSP contributions: management services (10.0 percent); administrative services (9.2 percent); professional and technical services (6.7 percent); construction (5.2 percent); federal civilian (5.0 percent); private educational services (4.9 percent); federal military (4.8 percent); health care and social assistance (4.7 percent); finance, insurance and real estate (4.6 percent). [4]
- State of Hawaii resident population as of July 1, 2004: 1,262,840. [5]



## FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements concerning, among other things, the economic and business environment in our service area, efficiency improvements, implementation of our 2004-2006 business plan, and other financial and business matters in future periods. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate and actual results may differ materially from those projected for a variety of reasons, including, but not limited to: 1) unanticipated changes in business and economic conditions, the competitive environment, fiscal and monetary policies, or legislation in Hawaii and the other markets we serve; 2) changes in our credit quality or risk profile which may increase or decrease the required level of allowance for loan and lease losses; 3) changes in market interest rates that may affect our credit markets and ability to maintain our net interest margin; 4) changes to the amount and timing of our proposed equity repurchases and repayment of maturing debt; 5) inability to achieve expected benefits of our business process changes due to adverse changes in implementation processes or costs, operational savings, or timing; 6) real or threatened acts of war or terrorist activity affecting business conditions; and 7) adverse weather and other natural conditions impacting our and our customers' operations. We do not undertake any obligation to update forward-looking statements to reflect later events or circumstances.

## FACTS ABOUT GUAM [6]

- U.S. territory
- Capital: Hagåtña (Agana)
- Resident population: 166,090
- Main industries: government, including defense; tourism; construction.

## FACTS ABOUT AMERICAN SAMOA [6]

- U.S. territory
- Capital: Pago Pago
- Resident population: 57,902
- Main industries: tuna fishing and processing, and government services.

## SOURCES:

[1] http://www.state.hi.us/dbedt/facts/statefact.html

[2] Bureau of Economic Analysis U.S. Dept. of Commerce and Bank of Hawaii

[3] Bank of Hawaii and State of Hawaii Dept. of Business, Economic Development and Tourism

[4] Bureau of Economic Analysis U.S. Dept. of Commerce

[5] State of Hawaii Dept. of Business, Economic Development and Tourism

[6] Pacific Islands Development Program, East-West Center, Honolulu, Hawaii

Bank of Hawaii Corporation is a regional financial services company serving businesses, consumers and governments in Hawaii, American Samoa and the West Pacific. Our subsidiary, Bank of Hawaii, was founded in 1897 and is the leading independent financial institution in Hawaii. For more information about Bank of Hawaii Corporation, visit our website, www.boh.com.

Bank of Hawaii Corporation

Bank of Hawaii Corporation | P.O. Box 2900 | Honolulu, HI 96846
www.boh.com